Cool Opportunity

Madeleine MacRae
To: Michael Discenna <michael.discenna@custombrandsgroup.com Tue 7/26/2022 12:19 PM

Hey Michael!

It's been a while, but I wanted to reach out to share with you something really cool that I've been working on over the past year or so.

I created and soft launched a new business, Homepro Toolbox, late last year and we've been intensely building it out for the past 6 months. This week, we are FINALLY ready. We have launched our new website and are geared up to kick off an intensive marketing campaign to get this thing moving.

www.homeprotoolbox.com

Homepro Toolbox box is all about helping Dealers thrive and grow more successful businesses, and I think that CBG might want to take a look from the corporate perspective, but, in this email, i wanted to offer you to take a look personally.

We have some very ambitious growth plans -- 1,000 members by early Q2 next year and continuing forward fast from there. And I'm seeking some investors to take this journey with me. If you want to take a look and see if it might be a good fit for a small part of your portfolio, I would be honored to have you invest.

I'm doing my raise through equity crowdfunding on Wefunder. Here's the link to the raise: https://wefunder.com/homepro.toolbox/

Happy to have a call if you have any questions and, if this isn't something that fits in your portfolio or if your position in CBG prohibits an investment like this, I would be totally understanding. I wasn't sure if this would be a good fit, but I thought that I would offer the opportunity in the chance that it could be!

Looking forward to hearing back.

Always,

Madeleine

Be sure to check out the incredible opportunity to **INVEST** in Homepro Toolbox!